

May 4, 2016

Via E-mail
Jay N. Levine
President, Chief Executive Officer, and President
OneMain Holdings, Inc.
601 N.W. Second Street
Evansville, Indiana 47708

> **Re: OneMain Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-36129**

Dear Mr. Levine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 29, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results, page 42

1. We note disclosure on page 43 that during 2015 you recorded two months of net charge-offs and allowance requirements on OneMain personal loans totaling $393 million. You also disclose that since these loans were acquired at a premium, an allowance was recorded to reflect the losses inherent in the portfolio over the loss emergence period. Lastly, we note disclosure in Form 8-K filed on March 17, 2016 of the establishment of loan loss reserves on approximately $7.3 billion of receivables at closing in accordance with ASC 450-20.

   - Please tell us all the facts and circumstances regarding your fair value measurement of these loans at the acquisition date including how estimated credit risk was incorporated in the measurement in accordance with the guidance in ASC 805-20-30-4.

- Please tell us all the facts and circumstances related to your recognition of the allowance for loan loss related to these loans. Please cite any guidance you considered and specifically tell us how the purchase of these loans at a premium impacts your determination.

Core Consumer Operations, page 52

2. We note disclosure that in December of 2015 you recorded $62 million of additional charge-offs related to the alignment in charge-off policy for personal loans in connection with the OneMain integration. Please tell us all the facts and circumstances related to this charge including how you assessed whether these loans should have been charged-off as of the acquisition date as opposed to subsequent to the acquisition date. Please cite any accounting guidance you considered.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 78

3. Please revise future filings to disclose the following information for receivables not accounted for in accordance with ASC 310-30:

- the fair value,
- the gross contractual amounts receivable, and
- the best estimate at the acquisition date of the contractual cash flows not expected to be collected.

Refer to ASC 805-20-50-1.b for additional information. Please provide us your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any other questions.

Sincerely,

/s/ Mike Volley

Mike Volley
Staff Accountant